1999 Bryan Street Suite 3500 Dallas, TX 75201 United States T +1.214.638.0145 www.jacobs.com
May 26, 2023
Mr. Ameen Hamady
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549
Re: JACOBS SOLUTIONS INC.
Form 10-K for the year ended September 30, 2022 Filed on November 21, 2022
Form 8-K filed on February 7, 2023 File No. 001-07463
Dear Mr. Hamady:
Thank you for your letter of April 26 regarding the above-referenced filings for Jacobs Solutions Inc. (“Jacobs” or the “Company”). We appreciate the opportunity to address the Staff’s comments, and respectfully provide the following responses. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in your letter.
Form 10-K for the year ended September 30, 2022
2. Significant Accounting Policies
Redeemable Noncontrolling Interests, page F-16
1.We note that in connection with the PA Consulting Investment, the Company recorded redeemable noncontrolling interests and that the interest holders of such noncontrolling interests have certain option rights to put the preferred and common share interests back to the Company at a value based on the fair value of PA Consulting (the redemption values). It appears that the Company also has an option to call the interests for certain individual shareholders in certain circumstances. We further note that the Company has deemed these interests probable of becoming redeemable in the future and requiring their measurement at the greater of (i) the redemption amount that would be paid if settlement occurred at the balance sheet date, or (ii) the historical value resulting from the original acquisition date fair value plus the impact of any earnings or loss attribution amounts, including dividends. In order to better understand the Company's accounting, please tell us how the Company considered and applied the guidance in ASC 480-10, specifically the guidance through ASC 480-10-55-53 through ASC 480-10-55-62 and the guidance in ASC 480-10-S99 to its facts and circumstances.

Jacobs Solutions Inc. May 26, 2023 Page 2
Response:
We respectfully inform the Staff that the Company applied the guidance of ASC 480-10 Distinguishing Liabilities from Equity, including consideration of ASC 480-10-55-53 through ASC 480-10-55-62 and the guidance in ASC 480-10-S99 to determine the proper balance sheet classification of the PA Consulting noncontrolling interest instruments, which are comprised of the Class B Preferred Shares (the “B Preferred Shares”), and the Class B Ordinary Shares (the “B Ordinary Shares” and together with the B Preferred Shares, the “Class B Shares”) and the put and call options embedded within the Class B Shares (which we determined to not be free-standing) as further described below.
The Company determined based on its analysis of the Class B Shares and associated options mentioned above that the PA Consulting noncontrolling interests instruments should be classified as temporary equity, which is reported outside of permanent equity, in accordance with ASC 480-10-S99-3A, which provides that certain contingent redemption features in equity securities require classification as temporary equity and not as a liability.
In arriving at this determination, the Company considered the following:
The Company acquired its interest in PA Consulting on March 2, 2021. At that time, PA Consulting was recapitalized, the Class B Shares were newly issued, and PA Consulting adopted, by special resolution, Articles of Association that incorporated the terms of the various options rights agreed to by the parties in connection with the Company’s investment in PA Consulting. The terms of the put and call options related to the Class B Shares are summarized as follows:
•A Call Option held by the Company (inclusive of its consolidated subsidiaries) to repurchase shares from a shareholder who ceases to be an employee at either (i) the fair value of such shares as determined at the last annual valuation date (the “Annual Fair Value”), or (ii) in certain circumstances (e.g. subsequent employment at a competing business) the lower of the cost paid by the shareholder for the Class B Shares or the Annual Fair Value. This option is exercisable at the Company’s discretion only upon an employee’s termination (whether voluntary or involuntary).
•The holders of Class B Shares have the right to require that their Class B Shares be repurchased by the Company only in certain circumstances:
i. if the parties are not able to agree to a liquidity event on the timeline agreed-upon by the parties at the date of acquisition (which time period has not lapsed yet) (the “Value Put Option”); or
ii. if the Company exercises certain protective governance related rights that were granted to it in connection with the investment (the “Additional Put Option”).
The put price of such Class B Shares is based on the fair value of PA Consulting at the date the put is exercised (and may not be the same as the Annual Fair Value).
All Class B Shares are subject to the options, the options cannot be transferred apart from the Class B Shares and in no instances are there any scenarios that allow for net settlement. Based on the terms of the options, we concluded these options are not freestanding financial instruments.

Jacobs Solutions Inc. May 26, 2023 Page 3

With respect to the guidance in ASC 480-10-55-53 through ASC 480-10-55-62, we respectfully inform the Staff that we determined this guidance was not applicable as it mainly relates to circumstances where the parent company has a fixed price call option to purchase a noncontrolling interest and the noncontrolling interest holder has a fixed price put option. The price at which the PA Consulting noncontrolling interest options are exercisable are not at fixed prices but are instead at fair value (or in certain cases the lower of fair value or original purchase cost) as more fully described in the preceding paragraphs above. Consequently, the Company concluded that the PA noncontrolling interest instruments are not eligible for liability classification under ASC 480-10-55-53 through ASC 480-10-55-62.
Further, we evaluated whether the Class B Shares provide for mandatory redemption as defined in ASC 480-10. We note that to be mandatorily redeemable, the redemption of the instrument must be subject to an unconditional obligation, which is not the case for the Class B shares. As such, we next evaluated the redeemable equity guidance in ASC 480-10-S99 and noted the Class B shares included the redemption feature that was not solely within the control of the Company (the Value Put Option that enables the holders of Class B Shares the right to require repurchase of the shares by the Company as described further below) and, therefore, the Company determined that the Class B shares are within the scope of ASC 480-10-S99 and require classification as temporary equity.
The Company evaluated the subsequent measurement guidance in ASC 480-10-S99-3A §15 which requires that the balances subsequently be remeasured in temporary equity either utilizing an accretion method or redemption method if the redemption feature is probable of becoming redeemable. To determine whether the interests are probable of becoming redeemable by virtue of the Value Put Option, we considered that the Company and the noncontrolling interest holders must each take the required action to negotiate and agree to a liquidity event, and if nothing were to occur other than the passage of time, the Value Put Option would become exercisable. As such, the Company concluded the redeemable noncontrolling interests were probable of becoming redeemable. The Company has elected to follow the redemption method and present the redeemable noncontrolling interests at the greater of the interests’ carrying amount under ASC 810 and the contractual redemption price (derived based on PA Consulting’s fair value) as if the interests were redeemed at the balance sheet date.
3. Revenue Accounting for Contracts, page F-18
2.We note that 52% of your $15 billion remaining performance obligations will be recognized in within the next 12 months and the remaining 48% thereafter. Considering the long term nature of your contracts, please tell us in what periods you expect to recognize the remaining 48% "thereafter" and how your current disclosures reflect the appropriate time bands for your arrangements. In that regard, please tell us how you considered disclosure around revenue expected to be recognized within 1 year, 2 years etc. Refer to 606-10-50-13(b).
Response:
The Company respectfully informs the Staff that the Company expects to recognize the majority of the remaining performance obligation after the first twelve months at varying amounts within the next four years, subject to change as our portfolio mix and contract lives evolve. As the majority of

Jacobs Solutions Inc. May 26, 2023 Page 4
the remaining performance obligations is expected to be recognized in the next 12 months, we believe our quantitative disclosure for the one-year time band and thereafter was sufficient to convey that our remaining performance obligations are not expected to remain outstanding for extended periods of time.  However, for future filings, the Company will include additional qualitative disclosure to provide the reader additional insight into the time period over which our remaining performance obligations are expected to be recognized, which periods may vary over time. For example, in future filings, we will disclose that the majority of the remaining performance obligations after the first 12 months are expected to be recognized over a four year period..
14. PA Consulting Business Combination, page F-47
3.We note your disclosure related to the changes in the Company's redeemable noncontrolling interests during the fiscal year ended September 30, 2022. Based on the disclosure in your table, it appears that the Company repurchased $53.8 million in redeemable noncontrolling interests and issued $54.9 million in redeemable noncontrolling interests during the year ended September 30, 2022. However, we note that in the paragraph preceding such table, you disclose that the Company repurchased $46.1 million in cash and issued certain shares of redeemable noncontrolling interests for $49.7 million with the difference between the cash purchase prices and the recorded book values of these repurchased and issued interests recorded in the Company’s consolidated retained earnings. Finally, we note that per your disclosure in your consolidated statement of stockholder's equity on page F-6, the Company recognized $2.6 million related to the repurchase and issuance of redeemable noncontrolling interests. As such, please provide us with an understanding of the differences impacting each of your disclosures.
Response:
The Company respectfully informs the Staff that the differences noted in the Staff’s comment stem from the different prices at which the options described in comment #1 are exercisable. To reflect periodic remeasurement of outstanding noncontrolling interests, we use the redemption method accounting policy described in comment #1. However, when disclosing repurchases of noncontrolling interests, we use the actual cost to us under the Call Option described under comment #1.
As noted in the Staff’s comment, during fiscal year 2022, the Company repurchased a portion of the redeemable noncontrolling interests for a cash price of $46.1 million as compared to such interests’ redemption value of $53.8 million determined in accordance with ASC 480 as described in comment #1. While the changes reflected in the redeemable noncontrolling interest disclosures reflect periodic remeasurement of outstanding noncontrolling interests using the redemption method accounting policy described in comment #1, consistent with the contractual Value Put Option price, $46.1 million is the actual price paid to repurchase non-controlling interests in accordance with the Call Option. In accordance with ASC 810-10-45-21A through 24, the difference as described is accounted for as equity transactions given the Company’s continued ability to control PA Consulting.
Furthermore, as noted in your comment, during fiscal year 2022, the Company issued Class B Shares of PA Consulting for a cash price of $49.7 million that had a redemption value of $54.9 million on the issuance date. The difference is attributable to a minor non-compensatory discount

Jacobs Solutions Inc. May 26, 2023 Page 5
made available to all of the noncontrolling interest holders to fair value coupled with a difference between fair value of such shares and the contractual redemption value set forth under the Value Put Option. Accordingly, as the Company retained control of PA Consulting, under ASC 810-10-45-21A through -24, such differences between cash received and redemption value were accounted for as equity transactions reflected as an adjustment to the Company’s retained earnings.
17. Restructuring and Other Charges, page F-54
4.Please also expand your disclosures here or within MD&A to disclose the expected effects on future earnings and cash flows resulting from each of your restructuring plans along with the initial period in which those effects are expected to be realized. In that regard, quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management’s expectations when the restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.
Response:
The Company acknowledges the Staff’s comments to expand our disclosures to include the expected effects on future earnings and cash flows resulting from our restructuring plans. For future filings, we will consider the factors outlined in the Staff’s comment and for each restructuring plan, we will provide expanded disclosures within the MD&A—Results of Operations section of our respective Form 10-Q and Form 10-K filings to the extent they are determined to be material. In certain situations, such as where the restructuring plan relates to future cost savings from labor and benefits costs from employee separation programs, deviations from management’s expectations may be minimal and therefore disclosure of the reasons for any differences may not be viewed as material.
Form 8-K filed on February 7, 2023
Non-GAAP Financial Measures and Operating Metrics, page 12
5.We note your disclosure that net revenue is calculated excluding pass through revenue of your People & Places and Divergent Solutions segments. Please tell us how you determined it was appropriate to use a title for your non-GAAP financial measure that appears to be the same as, or confusingly similar to, a title used for a GAAP financial measure. Refer to Non-GAAP Financial Measures C&DI 100.05. Clarify within your response if the adjustment to exclude pass through revenue includes a mark-up of pass through costs.
Response:
The Company respectfully informs the Staff that it has defined “net revenue” under the heading “Non-GAAP Financial Measures and Operating Metrics” in its earnings release as follows:
Net revenue is calculated excluding third-party pass through revenue of the Company’s People & Places Solutions and Divergent Solutions segments from the Company’s revenue from continuing operations.

Jacobs Solutions Inc. May 26, 2023 Page 6
We respectfully acknowledge the Staff’s comment and advise the Staff that we intend to change the title of this non-GAAP financial measure from “Net Revenue” to “Adjusted Net Revenue” in future filings to clearly identify it as a non-GAAP financial measure. We will also continue to denote that this is a Non-GAAP financial measure through use of footnotes, which will direct readers to the relevant definitions.
The Company’s adjustment to exclude pass throughs from our GAAP revenue and GAAP direct costs does not include any mark-up of pass through costs, as the Company believes any mark-up is nominal and is similar to an administrative fee that the Company is entitled to for the pass through activities. The administrative fee is de minimis in its impacts to revenue, costs and operating profit margin.
The Company will also include its definition of pass through revenues in future filings under Non-GAAP Financial Measures and Operating Metrics.
Reconciliation of Income Tax Expense from Continuing Operations to Adjusted Income Tax Expense from Continuing Operations, page 14
6.We note your presentation of your Non GAAP measure Adjusted Income Tax Expense from Continuing Operations includes an adjustment for Other income tax adjustments which are defined as certain income tax adjustments for the purposes of presenting the Company’s expected annual non-GAAP effective tax rate to facilitate a more meaningful evaluation of the Company’s current operating performance and comparisons to the Company’s operating performance in other periods. In order to better understand the adjustment, please better describe the nature of such adjustment, how you calculated the adjustment and the reason such adjustment is useful to investors.
Response:
The nature of the Other income tax adjustments in our Non GAAP measure titled “Adjusted Income Tax Expense from Continuing Operations” relates to the Company’s intention to provide more meaningful disclosure of our projected annual Non-GAAP income tax rate (adjusted for tax impacts on Restructuring, Transaction and Other Charges, amortization of intangibles and other projected pretax items) by also removing the effects of items of notable and exceptional nature such as tax impacts from changes in tax valuation allowances, acquisition related costs, changes in unrecognized tax benefits and other exceptional tax items which can vary in size, frequency and timing during the interim quarterly reporting periods of a given fiscal year. These items can cause effective tax rate volatility during the quarterly periods in comparison to the final annual tax rate for the fiscal year.
The Other income tax adjustment items are arrived at by calculating the difference between the projected annual Non-GAAP income tax rate described above applied to the respective quarter’s pretax income and the actual tax rate computed for the respective quarters during the year under ASC 740-270. These adjustments may either increase or decrease our quarterly Non-GAAP income tax rate depending on the nature of the respective adjustment item. For example, in the second quarter of fiscal 2023, these adjustments resulted in an increase in our Non-GAAP tax rate and in a corresponding decrease in our reported Non-GAAP earnings.

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We believe that these adjustments help investors to better understand the expectations for our annual income tax rate. Further, we believe that by disclosing our full year Non-GAAP annual tax rate along with our GAAP quarterly tax rate information, we are providing a more comprehensive operational view of the Company’s projected annual tax rate and the associated impacts on our reported results throughout the year.
We hope this response has addressed all of the Staff’s comments. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.
Very truly yours,
JACOBS SOLUTIONS INC.
/s/ Kevin C. Berryman
Kevin C. Berryman
President and Chief Financial Officer